82-3733




02002826

24th January 2002

BP/AD-M1A/140

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

U.S. POST OFFICE
DELAYED

SUPPL

Dear Sirs,

Unaudited Financial Results (Third Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the Third Quarter ended 31st December 2001, along with segment-wise reporting.

The above results are being published in newspapers on 25th January 2002.

Yours faithfully,
For The Tata Power Co. Ltd.



B J Shroff
(Company Secretary)

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


RECEIVED
JAN 28 2002
354



TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Provisional) for the quarter / nine months ended 31st December, 2001

	Particulars	Quarter ended		Nine months ended		Year ended
		31.12.2001	31.12.2000	**31.12.2001**	31.12.2000	31.03.2001 (Audited)
		MUs	MUs	**MUs**	MUs	MUs
1.	Generation	**2895**	2470	**9035**	7820	9960
2.	Sales	**2723**	2316	**8498**	7362	9324
		Rs. Crores	Rs. Crores	**Rs. Crores**	Rs. Crores	Rs. Crores
3.	Net Sales/Income from Operations	**930**	887	**2951**	2691	**3371**
4.	Expenditure					
	a) Staff Cost	**36**	32	**104**	100	135
	b) Cost of Power Purchased	**100**	100	**299**	300	401
	c) Cost of Fuel	**426**	467	**1417**	1412	1687
	d) Other expenditure	**161**	100	**436**	314	462
	e) Total expenditure (4a to 4d)	**723**	699	**2256**	2126	2685
5.	Operating Profit	**207**	188	**695**	565	686
6.	Other Income	**64**	36	**210**	187	272
7.	Interest	**72**	58	**221**	154	231
8.	Gross Profit after interest but before Depreciation, Extraordinary items and Tax (5+6-7)	**199**	166	**684**	598	727
9.	Depreciation	**70**	51	**210**	153	205
10.	Profit before tax and extraordinary items (8-9)	**129**	115	**474**	445	522
11.	Extraordinary Items Profit on sale of long term investments	**0**	0	**88**	8	8
12.	Profit before Tax (10+11)	**129**	115	**562**	453	530
13:	Provision for Taxation	**0**	13	**65**	131	140
14.	Provision for Deferred Tax	**21**	0	**57**	0	0
15.	Profit after tax (12-13-14)	**108**	**102**	**440**	**322**	**390**
16.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	**197.91**	197.91	**197.91**	197.91	197.91
17.	Reserves including Statutory Reserves					3670
18.	Earnings per Share (not annualised) (before extraordinary items) (In Rupees)	**5.45**	5.13	**17.79**	15.87	19.30
19.	Earnings per Share (not annualised) (after extraordinary items) (In Rupees)	**5.45**	5.13	**22.23**	16.27	19.66
20.	Aggregate of non-promotor shareholding					
	No of shares	**133490022**	140162080	**133490022**	140162080	134477669
	% of shareholding	**67.45**	70.83	**67.45**	70.83	67.95

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 24th January, 2002.
2. The nine months results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948 for which adjustments will be made for the year as a whole. Accordingly the nine months results are not representative of the results for the whole year.
3. Previous years figures have been regrouped wherever necessary.
4. Deferred tax liability for the quarter and nine months ended December, 2001 has been provided based on the estimates and any excess / short provision shall be suitably adjusted in the following quarter. Estimated Deferred tax provision relating to previous years amount to Rs.447 crores and after deduction of Rs. 290 crores already lying in Deferred Tax Reserve, the balance of Rs. 157 crores will be adjusted against the reserves.
5. In respect of the Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), in terms of Maharashtra Electricity Regulatory Commissions' (MERC) Order dated 7th December, 2001, BSES is required to make payment for the year 1999-2000 of Rs. 119.06 crores against the amount booked as receivable in that year of Rs. 181.50 crores. The Company has appealed against the Order and pending disposal of the appeal, no adjustment has been made for the shortfall of Rs. 62.44 crores for 1999-2000. Similarly no adjustments have been made for the shortfall (amount not ascertained) against the amounts booked as receivable of Rs. 192.50 crores for 2000-01 and Rs. 148.50 crores for the nine months ended 31st December, 2001.

Date: 24th January, 2002.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED.



TATA

RATAN N. TATA
Chairman

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Segmentwise Revenue, Results and Capital Employed under Clause 41 of the Listing Agreement

(Rs. Crores)

Particulars	Quarter ended 31-Dec-01	Nine months ended 31-Dec-01
Segment Revenue		
Power business	919	2,934
Others	11	17
Total Segment Revenue	930	2,951
Less: Inter segment revenue	-	-
Net Sales/Income from Operations	**930**	**2,951**
Segment Results		
Power business	237	620
Others	(2)	(2)
Total Segment Results	235	618
Less: Interest Expense	72	221
	163	397
Add/(Less) : Unallocable Income net of unallocable expense	(34)	165
Total Profit Before Tax	**129**	**562**
Capital Employed		
Power business	3,867	3,867
Others	113	113
Total Capital Employed	**3,980**	**3,980**



TATA